Exhibit 24

Press Information
Düsseldorf, February 27, 2008

Henkel intends to divest its stake in Ecolab

The Management Board of Henkel KGaA decided to undertake the divestiture of all or part of its stake in Ecolab Inc., St. Paul, Minnesota, USA. No final decision has been taken at this time as to the size, the timing and the method of any such divestiture, which would be carried out in accordance with the Stockholder's Agreement between Henkel and Ecolab.

Ecolab Inc., in which Henkel holds a 29.4 percent stake, reported sales of 5,470 million US dollars for fiscal 2007. As of December 31, 2007 the market value of this interest amounted to approx. 3,723 million US dollars (approx. 2.5 bn euros).

For more than 130 years, Henkel has been a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel operates in three business areas – Home Care, Personal Care, and Adhesives Technologies – and ranks among the Fortune Global 500 companies. In fiscal 2007, Henkel generated sales of 13.074 billion euros and operating profit of 1,344 million euros. Our 53,000 employees worldwide are dedicated to fulfilling our corporate claim, "A Brand like a Friend," and ensuring that people in more than 125 countries can trust in brands and technologies from Henkel.

This information contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate, etc. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Henkel KGaA

Head of Corporate Communications

Ernst Primosch, Corporate Vice President

Press Contact:

Henkel Corporate Communications

Lars Witteck	Wulf Klüppelholz
Phone: +49-211-797-2606	Phone: +49-211-797-1875
Fax: +49-211-798-9208	Fax: +49-211-798-9208

press@henkel.com